Exhibit 99.1

ELBIT IMAGING ANNOUNCES AVAILABILITY OF A TRANSLATION OF A
MOTION TO CONVENE MEETINGS TO APPROVE PLAN OF ARRANGEMENT
WITH THE ISRAELI COURT

Tel Aviv, June 26, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today, that the Company has placed a free English-language translation of a motion filed with the Tel Aviv District Court (the "Court") to convene meetings of its unsecured creditors and shareholders for the approval of the proposed restructuring of its unsecured financial debt pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999, as announced by the Company on May 9, 2013 ("Translation"). The Company clarifies that the Translation is a convenience translation of the Hebrew-language motion (including certain exhibits thereto) filed by the Company with the Tel Aviv District Court on May 8, 2013, requesting permission to convene meetings of its creditors and shareholder to approve its Arrangement. Accordingly, the information contained therein has not been updated. As announced by the Company on June 17, 2013, and on June 20, 2013, the Company filed with the Court an adjusted Arrangement and another petition to convene said meetings. The Company clarifies that in case of any discrepancy between the Hebrew Version and the English translation, the Hebrew Version shall prevail and bind the Company.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
Kinneret 5 Street, Bnei-Barak, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054